EXHIBIT 99.1

NovaGold Resources Inc.

5.50% Senior Convertible Notes due May 1, 2015

Underwriting Agreement

New York, New York

March 20, 2008

J.P. Morgan Securities Inc.

277 Park Avenue

New York, New York 10172

Ladies and Gentlemen:

NovaGold Resources Inc., a corporation organized under the laws of Nova Scotia (the “Company”), proposes to sell to J.P. Morgan Securities Inc. (the “Underwriter”) US$95,000,000 principal amount of its 5.50% Senior Convertible Notes due May 1, 2015 (the “Underwritten Securities”). The Company also proposes to grant to the Underwriter an option to purchase up to an additional US$14,000,000 principal amount of its 5.50% Senior Convertible Notes due May 1, 2015 to cover over-allotments (the “Option Securities”; the Option Securities, together with the Underwritten Securities, being hereinafter called the “Securities”). The Securities will be convertible into common shares, no par value (the “Common Shares”), of the Company (the Common Shares to be issued upon conversion of the Securities being hereinafter called the “Underlying Securities”), at the conversion price set forth in the Final Prospectuses. The Securities will be issued under an indenture to be dated as of the Closing Date, as amended and supplemented by a First Supplemental Indenture to be dated as of the Closing Date (as amended and supplemented, the “Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”).

Any reference herein to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses or the Final Prospectuses shall be deemed to refer to and include the documents incorporated by reference therein; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses or the Final Prospectuses shall be deemed to refer to and include the filing of any document incorporated or deemed to be incorporated therein by reference. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Final Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. Certain terms used herein are defined in Section 21 hereof.

The Company understands that the Underwriter proposes to make a public offering of the Securities in the United States and in each of the provinces of Canada other than the Province of Quebec, either directly or through its Canadian broker-dealer affiliate upon the terms set forth in the Disclosure Package and the Final Prospectuses as soon as the Underwriter deems advisable after this Agreement has been executed and delivered.

1.         Representations and Warranties. The Company represents and warrants to, and agrees with, the Underwriter as set forth below in this Section 1.

(a)       The Company has prepared and filed a preliminary short form base shelf prospectus, dated March 19, 2007 (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus, dated April 16, 2007 (the “Canadian Final Base Prospectus”), in respect of up to US$500,000,000 aggregate principal amount of debt securities, common shares, preferred shares, warrants to purchase equity securities, warrants to purchase debt securities, share purchase contracts and share purchase or equity units of the Company (collectively, the “Shelf Securities”), with the British Columbia Securities Commission (the “Reviewing Authority”) and the Canadian securities regulatory authorities (collectively, the “Canadian Qualifying Authorities”) in each of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan (the “Qualifying Provinces”); and the Reviewing Authority has issued an MRRS decision document under National Policy 43-201: Mutual Reliance Review System for Prospectuses (an “MRRS Decision Document”) on behalf of the Canadian Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus. The term “Canadian Base Prospectus” means the Canadian Final Base Prospectus, including documents incorporated therein by reference, at the time the Reviewing Authority issued an MRRS Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Qualifying Provinces and the respective regulations and rules under such laws together with applicable published policy statements and instruments of the securities regulatory authorities in the Qualifying Provinces (“Canadian Securities Laws”), National Instrument 44-101: Short Form Prospectus Distributions and National Instrument 44-102: Shelf Distributions (together, the “Canadian Shelf Procedures”). The term “Canadian Preliminary Prospectus” means the preliminary prospectus supplement relating to the offering of the Securities, which excluded certain pricing information, filed with the Canadian Qualifying Authorities in accordance with the Canadian Shelf Procedures on March 19, 2008, together with the Canadian Base Prospectus, including all documents incorporated therein by reference. The term “Canadian Final Prospectus” means the prospectus supplement relating to the offering of the Securities, which includes the pricing information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Qualifying Authorities in accordance with the Canadian Shelf Procedures in accordance with Section 5(a) hereof, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.

All references in this Agreement to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Canadian Qualifying

Authorities pursuant to the System for Electronic Document Analysis and Retrieval (SEDAR).

(b)       No order suspending the distribution of the Securities or any other securities of the Company has been issued by the Reviewing Authority and no proceedings for that purpose have been initiated or are pending or, to the best of the Company’s knowledge, threatened or contemplated by the Canadian Qualifying Authorities, and any request made to the Company on the part of the Canadian Qualifying Authorities for additional information has been complied with.

(c)       The Canadian Preliminary Prospectus did, and the Canadian Final Prospectus (and any further amendments or supplements thereto) will, comply in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, as of the time of filing thereof, did not, and the Canadian Final Prospectus (and any further amendments or supplements thereto) will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Canadian Preliminary Prospectus, as of the time of filing thereof, constituted, and the Canadian Final Prospectus (and any further amendments of supplements thereto) will, constitute, full, true and plain disclosure of all material facts relating to the Securities and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Canadian Preliminary Prospectus or the Canadian Final Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriter specifically for use therein. The parties hereto agree that the only such information furnished by or on behalf of the Underwriter consists of the information described as such in Section 8(b) hereof.

(d)       Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated by reference in the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied, as at the applicable filing date, or will comply when so filed, in all material respects with the requirements of Canadian Securities Laws and the Canadian Shelf Procedures, and did not, or will not when so filed, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)       The Company meets the general eligibility requirements for use of Form F-10 (“Form F-10”) under the Act, and has prepared and filed a registration statement on Form F-10 (File No. 333-141410) in respect of the Shelf Securities with the Commission, has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement, and has caused the Trustee to prepare and file with the Commission a Statement of Eligibility under the Trust Indenture Act on Form T-1 (the “Form T-1”); such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, and including any amendments thereto filed prior to the Execution Time, each in the form heretofore delivered or to be delivered to the Underwriter, has become effective in such form pursuant to Rule 467(a) under the Act; the Company has filed with the Commission a preliminary prospectus supplement relating to the offering of the Securities; no other document with respect to such registration statement has heretofore been filed or transmitted for filing with the Commission, except for any documents filed with the Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Underwriter; and no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission (the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time the registration statement became effective, each as amended at the time of the registration statement became effective and including any post-effective amendment thereto and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to General Instruction II.L of Form F-10, are hereinafter collectively called the “Registration Statement”); any reference to any amendment to the Registration Statement shall be deemed to refer to and include any documents incorporated by reference therein after the effective date of the initial Registration Statement; the base prospectus filed as part of the Registration Statement relating to the Shelf Securities, including all documents incorporated therein by reference, contained in the Registration Statement at the Execution Time, is hereinafter called the “U.S. Base Prospectus”; the preliminary prospectus supplement relating to the offering of the Securities, including all documents incorporated therein by reference, filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Act on March 19, 2008, together with the U.S. Base Prospectus, which is used prior to the filing of the U.S. Final Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”; the final prospectus supplement relating to the offering of the Securities, including all documents incorporated therein by reference, to be filed with the Commission pursuant to General Instruction II.L of Form F-10 after the Execution Time in accordance with Section 5(a) hereof, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Final Prospectus”.

All references in this Agreement to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus or the U.S. Final Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to the Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR).

(f)        On each Effective Date, the Registration Statement did, and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and on the Closing Date (as defined herein) and on any date on which Option Securities are purchased, if such date is not the Closing Date (a “settlement date”), (i) the U.S. Final

Prospectus (and any supplements thereto) will, comply in all material respects with the applicable requirements of the Act, the Exchange Act, the Trust Indenture Act and the respective rules thereunder; no order preventing or suspending the use of the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission and (ii) the Canadian Final Prospectus (and any supplements thereto) will, comply in all material respects with the applicable requirements of the Canadian Securities Laws and the rules thereunder; no order preventing or suspending the use of the Canadian Preliminary Prospectus or the Canadian Final Prospectus has been issued by the Reviewing Authority or the Canadian Qualifying Authorities; on each Effective Date and, when taken together with the final term sheet filed pursuant to Section 5(b) hereto, at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; on the Effective Date and on the Closing Date the Indenture complied and will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the date of any filing in accordance with General Instruction II.L of Form F-10 and on the Closing Date and any settlement date, the Final Prospectuses (together with any supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to (i) that part of the Registration Statement that constitutes the Statement of Eligibility and Qualification (Form T-1) of the Trustee under the Trust Indenture Act or (ii) the information contained in or omitted from the Registration Statement or the Final Prospectuses (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriter specifically for inclusion in the Registration Statement or the Final Prospectuses (or any supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of the Underwriter consists of the information described as such in Section 8(b) hereof;

(g)       As of the Execution Time, the Disclosure Package does not and on the Closing Date and any settlement date, will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by the Underwriter specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of the Underwriter consists of the information described as such in Section 8(b) hereof;

(h)       That (i) at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer of the Securities and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the

Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer;

(i)        Each Issuer Free Writing Prospectus (including the final term sheet filed pursuant to Section 5(b) hereto) does not include any information that conflicts with the information contained in the Registration Statement or the Canadian Final Prospectus, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Underwriter specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of the Underwriter consists of the information described as such in Section 8(b) hereof;

(j)        Each of the Company and its Material Subsidiaries has been duly incorporated, continued, amalgamated or formed and is validly existing as a corporation partnership or limited liability company, as applicable, in good standing under the laws of the jurisdiction in which it is chartered or organized with full power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification.

(k)       All the outstanding shares of capital stock, membership interests or partnership interests, as applicable, of each Material Subsidiary of the Company have been duly and validly authorized and issued and are fully paid and nonassessable, and, except as otherwise set forth in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), all outstanding shares of capital stock, membership interests or partnership interests, as applicable, of the Material Subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

(l)        The Company’s authorized equity capitalization is as set forth in the Disclosure Package and the Final Prospectuses; the share capital of the Company conforms in all material respects to the description thereof contained in the Disclosure Package and the Final Prospectuses; the outstanding Common Shares have been duly and validly authorized and issued and are fully paid and non-assessable.

(m)      The Indenture has been duly authorized by the Company and upon effectiveness of the Registration Statement and on the Closing Date and any settlement date, was or will have been duly qualified under the Trust Indenture Act and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by equitable principles relating to enforceability (collectively, the ““Enforceability Exceptions”).

(n)       The Securities have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(o)       Upon issuance and delivery of the Securities in accordance with this Agreement and the Indenture, the Securities will be convertible at the option of the holder thereof into the Underlying Securities in accordance the terms of the Securities; the Underlying Securities reserved for issuance upon conversion of the Securities have been duly authorized and reserved and, when issued upon conversion of the Securities in accordance with the terms of the Securities, will be validly issued, fully paid and non-assessable, and the issuance of the Underlying Securities will not be subject to any preemptive or similar rights.

(p)       The Underlying Securities are duly listed, and admitted and authorized for trading, subject to official notice of issuance, on the American Stock Exchange and have been conditionally approved for listing on the Toronto Stock Exchange; the certificates for the Underlying Securities comply with all applicable provisions of the Companies Act (Nova Scotia) and the Toronto Stock Exchange; the Securities, the Underlying Securities and the Indenture conform in all material respects to all statements relating thereto in the Disclosure Package and the Final Prospectuses and such description conforms to the rights set forth in the instruments defining the same; the holders of outstanding Common Shares are not entitled to preemptive or other rights to subscribe for the Securities; and, except as set forth in the Disclosure Package and the Final Prospectuses, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, any shares in the capital of the Company or ownership interests in the Company are outstanding.

(q)       There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Disclosure Package or the Final Prospectuses, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Preliminary Prospectuses and the Final Prospectuses under the headings “Certain Income Tax Considerations for U.S. Holders - United States Federal Income Tax Considerations”, “Certain Income Tax Considerations for U.S. Holders - Canadian Income Tax Considerations”, “Description of Share Capital”, “Description of Debt Securities”, “Description of Warrants”, “Description of Share Purchase Contracts and Share Purchase or Equity Units”, “Description of the Notes”, “Enforceability of Civil Liabilities” and “Risk Factors - We believe we are a “passive foreign investment company...”, in the Canadian Final Prospectus under “Eligibility for Investment” and “Statutory Rights of Withdrawal and Rescission” and in the Registration Statement under “Part II - Indemnification”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(r)        This Agreement has been duly authorized, executed and delivered by the Company.

(s)       There are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus that have not been filed as required.

(t)        The Company is not and, after giving effect to the offering and sale of the Securities, and the application of the proceeds thereof as described in the Disclosure Package and the Final Prospectuses, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended.

(u)       No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except such as have been made or obtained under the Act, the Trust Indenture Act, Canadian Securities Laws, the filing of the Final Prospectuses as contemplated in this Agreement, and such as may be required under the securities or blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriter in the manner contemplated herein and in the Disclosure Package and the Final Prospectuses.

(v)       Neither the issue and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) the constating documents of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties.

(w)      No holders of securities of the Company have rights to the registration or qualification of such securities under the Registration Statement or the Canadian Final Prospectus.

(x)       The comparative consolidated historical financial statements of the Company and its consolidated subsidiaries included in the Preliminary Prospectuses, the Final Prospectuses and the Registration Statement present fairly the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act, the Exchange Act and applicable Canadian laws and have been prepared in conformity with generally accepted accounting principles in Canada applied on a consistent basis throughout the periods involved (except as otherwise noted therein). The consolidated financial statements for the year ended November 30, 2007, including the notes thereto, included and incorporated by reference in the Registration Statement, the Disclosure Package and the Final Prospectuses have been reconciled to generally accepted accounting principles in the United States in accordance with Item 18 of Form 20-F under the Exchange Act. The consolidated financial data set forth under the caption “Consolidated Capitalization” in the Registration Statement, the Preliminary Prospectuses and the Final Prospectuses fairly present, on the basis stated in the Disclosure Package, the Final Prospectuses and the Registration Statement, the information included therein.

(y)       There has not been any reportable disagreement (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of the Company.

(z)       Except as disclosed in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto) there has not been any material adverse change with respect to the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.

(aa)     No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that (i) could reasonably be expected to have a Material Adverse Effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (“Material Adverse Effect”), except as set forth in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(bb)     The Company and each of its Material Subsidiaries owns or leases all such properties and assets as are necessary to the conduct of its operations as presently conducted.

(cc)     To the knowledge of the Company, the Company has good and marketable title to its properties and assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, other than as disclosed in the Disclosure Package and the Prospectuses (exclusive of any supplement thereto);

(dd)     The Company is not aware of any defects, failures or impairments in the title of the Company or any of its subsidiaries to its properties or assets or those of its subsidiaries whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could reasonably be expected to have a Material Adverse Effect;

(ee)     All interests in mining claims, concessions, exploitation or extraction rights or similar rights (“Mining Claims”) relating to the Galore Creek, Donlin Creek, Nome and Ambler projects that are held by the Company or any of its subsidiaries (which term includes, for purposes of this section 1(ee), Galore Creek Mining Corporation and Galore Creek Partnership, in the case of Galore Creek, and Donlin Creek LLC, in the case of Donlin Creek) are in good standing, are valid and enforceable, are free and clear of any material liens or charges, and no material royalty is payable in respect of any of them, except as disclosed in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto). Except as disclosed in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), no other property rights are necessary for the conduct of the Company’s business as presently conducted, and there are no material restrictions on the ability of the Company and its subsidiaries to use, transfer or otherwise exploit any such property rights except as required by applicable law or the provisions of the Material Agreements. Except as disclosed in the Disclosure Package and the Final Prospectuses, the Company has no reason to believe that it or its subsidiaries will not be able to obtain or acquire such property rights as may be necessary to develop and operate the Galore Creek, Donlin Creek, Nome and Ambler projects. Except as disclosed in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), mining claims held by the Company or its subsidiaries cover the properties required by the Company for such purposes.

(ff)      Except as disclosed in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), the information relating to estimates by the Company of the proven and probable reserves and the measured, indicated and inferred resources at the Galore Creek, Donlin Creek and Nome projects contained in the Disclosure Package and the Final Prospectuses has been prepared in all material respects in accordance with National Instrument 43-101- “Standards of Disclosure for Mineral Projects.” Except as disclosed in the Disclosure Package and Final Prospectuses, the Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate, and that the projected production and operating results relating to its projects and summarized in the Disclosure Package and the Final Prospectuses are achievable by the Company.

(gg)     Neither the Company nor any Material Subsidiary is in violation or default of (i) any provision of its constating documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, except with respect to (ii) and (iii), where such violation or default would not have a Material Adverse Effect.

(hh)     PricewaterhouseCoopers LLP, who have audited certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited comparative consolidated financial statements and schedules included and incorporated by reference in the Prospectuses, are independent public accountants with respect to the Company within the meaning of the Act and the applicable published rules and regulations thereunder and are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the applicable published rules and regulations thereunder.

(ii)       There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Securities.

(jj)       No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the creation, issuance, sale and delivery to the Underwriter of the Securities or the authorization, execution, delivery and performance of this Agreement or the resale of Securities by an Underwriter to U.S. residents.

(kk)     No dispute between the Company and any native group or joint venture partner exists or, to the knowledge of the Company, is threatened or imminent that could reasonably be expected to have a Material Adverse Effect, except as set forth or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(ll)       The Company and each of its subsidiaries has filed all Canadian, U.S., foreign, state, provincial and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith by appropriate proceedings or as would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(mm)   No labor problem or dispute with the employees of the Company or any of its subsidiaries exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, that could reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(nn)     The Company and each of its Material Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its Material Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its Material Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company or any of its Material Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such Material Subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any such Material Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(oo)     Except with respect to the Galore Creek Partnership, Galore Creek Mining Corporation and Donlin Creek LLC, no Material Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Material Subsidiary from the Company or from transferring any of such Material Subsidiary’s property or assets to the Company or any other subsidiary of the Company.

(pp)     The Company and its Material Subsidiaries possess all licenses, certificates, permits, approvals and other authorizations (“Permits”) issued by the appropriate federal, provincial, state, local or foreign regulatory authorities necessary to conduct their respective businesses as presently conducted, and, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto) neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to have a Material Adverse Effect.

(qq)     The status of the Permits relating to the Company’s projects at Galore Creek, Donlin Creek, Nome and Ambler as set forth in the Disclosure Package and the Final Prospectuses is correctly described in all material respects. Except as disclosed in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), neither the Company nor any of its subsidiaries has received notice of, or is aware of, any threatened or actual proceedings relating to the modification of any such Permits or has received notice that any Permit required for the development of the aforementioned properties will not be issued.

(rr)      The statistical, industry and market-related data included in the Disclosure Package and the Final Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate, and such data agree with the sources from which they are derived.

(ss)      The Company and each of its Material Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as set forth in the Company’s Management Discussion and Analysis for the year ended November 30, 2007 under the heading “Disclosure controls and internal controls over financial reporting” (the “Controls Disclosure”), the Company and its subsidiaries are not aware of any material weakness in their internal controls over financial reporting.

(tt)       Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Disclosure Package and the Final Prospectuses, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, except as set forth in the Controls Disclosure.

(uu)     The Company and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act and under Canadian Securities Laws). Except as disclosed in the Company’s Annual Report on Form 40-F for the year ended November 30, 2007 under the heading “Disclosure Controls and Procedures”, the Company is not aware of any material weakness affecting the adequacy of its disclosure controls and procedures.

(vv)     The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(ww)   The Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, state, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as presently conducted and (iii) have not received notice of any actual or potential liability under any Environmental Laws, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, except as set forth in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto). Except as set forth in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), neither the Company nor any of the subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(xx)     In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect, except as set forth in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(yy)     The minimum funding standard under Section 302 of the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (“ERISA”), has been satisfied by each “pension plan” (as defined in Section 3(2) of ERISA) which has been established or maintained by the Company and/or one or more of its subsidiaries, and the trust forming part of each such plan which is intended to be qualified under Section 401 of the United States Internal Revenue Code of 1986, as amended (the “Code”), is so qualified; each of the Company and its subsidiaries has fulfilled its obligations, if any, under Section 515 of ERISA; neither the Company nor any of its subsidiaries maintains or is required to contribute to a “welfare plan” (as defined in Section 3(1) of ERISA) which provides retiree or other post-employment welfare benefits or insurance coverage (other than “continuation coverage” (as defined in Section 602 of ERISA)); each pension plan and welfare plan established or maintained by the Company and/or one or more of its subsidiaries is in compliance in all material respects with the currently applicable provisions of ERISA; and neither the Company nor any of its subsidiaries has incurred or could reasonably be expected to incur any withdrawal liability under Section 4201 of ERISA, any liability under Section 4062, 4063, or 4064 of ERISA, or any other liability under Title IV of ERISA.

(zz)     There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(aaa)    Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such Persons of the FCPA, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company, its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. “FCPA” means Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

(bbb)   The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ccc)    Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(ddd)   The Material Subsidiaries are the only significant subsidiaries of the Company as defined by Rule 1-02 of Regulation S-X or that are otherwise material to the Company. All other subsidiaries of the Company are inactive.

(eee)    The Company and its subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know how and other intellectual property necessary for the conduct of the Company’s business as now conducted or as proposed in the Disclosure Package and the Final Prospectuses to be conducted, except where such failure could not reasonably be expected to have a Material Adverse Effect.

(fff)     Except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, neither the Company nor any of its subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of the Underwriter.

(ggg)   The Company believes that it will not be a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297 of the Code, for the taxable year ending November 30, 2008 (on the basis of the assumptions set out in the Final Prospectuses).

(hhh)   The Company is a reporting issuer under the securities laws of each of the provinces in Canada that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by the applicable authorities in each such province that maintains such a list.

(iii)      The Company has prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

(jjj)      The Company has duly appointed the Trustee under the Indenture and as registrar and transfer agent for the Securities and the Trustee has prepared, and the Company has filed as an exhibit to the Registration Statement, a Statement of Eligibility under the Trustee Indenture Act on Form T-1.

(kkk)   Computershare Investor Services Inc. at its principal offices in the cities of Vancouver, Toronto and Halifax is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares, and Computershare Trust Company, Inc. at its principal office in Denver, Colorado is the duly appointed U.S. co-transfer agent of the Company with respect to the Common Shares.

(lll)      The minute books and corporate records of the Company and its Material Subsidiaries (other than Galore Creek Partnership) are true and correct and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Material Subsidiaries as at the date hereof (other than minutes for meetings held since March 1, 2008, drafts of which have been made available to the Underwriter and its counsel) and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Material Subsidiaries (other than minutes for meetings held since March 1, 2008, drafts of which have been made available to the Underwriter and its counsel) as of the date thereof.

(mmm)   Copies, in signed or draft form, of minutes of all meetings and all resolutions of the Management Committee and other committees (with respect to such other committees, to the extent prepared) of Galore Creek Partnership as of the date hereof have been made available to the Underwriter and its counsel. Such copies are true and correct and at Closing will include the minutes of all meetings and all resolutions of the Management Committee and other committees (with respect to such other committees, to the extent prepared) as of the date thereof.

(nnn)   The Company is, and upon completion of the transactions described herein, and assuming the anticipated use of the proceeds thereof as described in the Disclosure Package and the Prospectuses, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

Any certificate signed by any officer of the Company and delivered to the Underwriter or counsel for the Underwriter in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to the Underwriter.

2.         Purchase and Sale. (a) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to the Underwriter, and the Underwriter agrees to purchase from the Company, the principal amount of Underwritten Securities set forth opposite the Underwriter’s name in Schedule I hereto at a price equal to 100% of the principal amount thereof (the “Purchase Price”).

(b)       Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company hereby grants an option to the Underwriter to purchase the Option Securities at the Purchase Price plus accrued interest, if any, from the Closing Date to the date of payment and delivery. Said option may be exercised only to cover over-allotments in the sale of the Underwritten Securities by the Underwriter. Said option may be exercised in whole or in part at any time on or before the 30th day after the Closing Date upon written or telegraphic notice by the Underwriter to the Company setting forth the aggregate principal amount of the Option Securities as to which the Underwriter is exercising the option and the settlement date.

(c)       The Company shall pay to the Underwriter an underwriting fee of US$30.00 per US$1,000 principal amount of the Securities purchased by the Underwriter hereunder, such underwriting fee shall be payable on the Closing Date with respect to any Securities purchased on the Closing Date and on the relevant settlement date with respect to any Option Securities purchased on such settlement date. The underwriting fee shall be paid by deducting such amount from the Purchase Price payable by the Underwriter to the Company on such date pursuant to Section 3 hereof.

3.         Delivery and Payment. Delivery of and payment for the Underwritten Securities and the Option Securities (if the option provided for in Section 2(b) hereof shall have been exercised on or before the third Business Day prior to the Closing Date) shall be made at 8:30 AM (New York City time) on March 26, 2008 or at such time on such later date as the Underwriter and the Company may agree (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the nominee of the Depositary Trust Company for the account of the Underwriter of the Securities to be purchased on such date of one or more global notes representing the Securities (collectively, the “Global Note”) against payment by the Underwriter of the Purchase Price thereof, plus accrued interest, if any, to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. The Global Note representing the Securities will be made available for inspection by the Underwriter at the office of J.P. Morgan Securities Inc. set forth above not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date or any settlement date.

If the option provided for in Section 2(b) hereof is exercised after the third Business Day prior to the Closing Date, the Company will deliver the Option Securities (at the expense of the Company) to the nominee of the Depositary Trust Company for the account of the Underwriter of the Securities to be purchased on the date specified by the Underwriter on not less than one day prior written notice to the Company (which shall be within three Business Days after exercise of said option) for the account of the Underwriter against payment by the Underwriter of the Purchase Price thereof, plus accrued interest, if any, to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. If settlement for the Option Securities occurs after the Closing Date, the Company will deliver to the Underwriter on the settlement date for the Option Securities, and the obligation of the Underwriter to purchase the Option Securities shall be conditioned upon receipt of, supplemental opinions, certificates and letters confirming as of such date the opinions, certificates and letters delivered on the Closing Date pursuant to Section 6 hereof.

The Purchase Price for the Securities and the underwriting fee shall be payable in U.S. dollars.

4.         Offering by the Underwriter. It is understood that the Underwriter proposes to offer the Securities for sale to the public as set forth in the Final Prospectuses.

5.	Agreements. The Company agrees with the Underwriter that:

(a)       The Company will comply with the Canadian Shelf Procedures and General Instruction II.L of Form F-10 under the Act. Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement or supplement or amendment to the Base Prospectuses (including the Final Prospectuses) unless the Company has furnished a copy to the Underwriter for its review prior to filing and will not file any such proposed amendment or supplement to which the Underwriter may reasonably object. The Company will prepare the Canadian Final Prospectus in accordance with the Canadian Shelf Procedures under Canadian Securities Laws and the U.S. Final Prospectus, consisting of the supplement to the Canadian Final

Prospectus modified as required or permitted by Form F-10, in each case in a form approved by the Underwriter and file (i) any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act, (ii) the Canadian Final Prospectus with the Reviewing Authority and the Canadian Qualifying Authorities pursuant to the Canadian Shelf Procedures under Canadian Securities Laws not later than the close of business on the second Business Day following the execution and delivery of this Agreement or, if applicable, such earlier time as may be required by the Canadian Shelf Procedures under Canadian Securities Laws, and (iii) the U.S. Final Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission’s close of business on the next Business Day following the filing of the Canadian Final Prospectus with the Reviewing Authority or, if applicable, such earlier time as may be required by such General Instruction II.L. of Form F-10 or as may be required by the Canadian Shelf Procedures under Canadian Securities Laws. The Company will promptly advise the Underwriter (1) when the U.S. Final Prospectus and any supplement thereto shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (2) when the Canadian Final Prospectus shall have been filed with the Canadian Qualifying Authorities pursuant to the Canadian Shelf Procedures, (3) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement or the Canadian Base Prospectus shall have been filed or become effective or a MRRS Decision Document in respect of any such amendment has been issued, as the case may be, (4) of any request by the Commission or its staff for any amendment of the Registration Statement or for any supplement to the U.S. Base Prospectus or for any additional information, (5) of any request by a Canadian Qualifying Authority or any other regulatory authority in Canada for any amendment or supplement to the Canadian Base Prospectus or for any additional information (6) the Company’s intention to file, or prepare any supplement or amendment to, the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses or any Issuer Free Writing Prospectus, (7) of the time when any amendment or supplement to the Canadian Base Prospectus has been filed with or receipted by the Reviewing Authority, or of the filing with, or mailing or the delivery to, the Commission for filing of any amendment of or supplement to the Registration Statement or the U.S. Base Prospectus, (8) of the issuance by the Canadian Qualifying Authorities or the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice that would prevent its use, or suspending the use of any Preliminary or Final Prospectuses or any Issuer Free Writing Prospectus, or the issuance by a Canadian Qualifying Authority or any other regulatory authority of any cease trading or similar order relating to the Securities or the Underlying Securities, or the institution or threatening of any proceeding for those purposes, (9) of the receipt by the Company of any communication from a Canadian Qualifying Authority or any other regulatory authority in Canada relating to the Canadian Preliminary Prospectus or the Canadian Final Prospectus, the offering of the Securities, or the listing of the Securities on the Toronto Stock Exchange, (10) of the receipt by the Company of any communication relating to the listing of the Securities on the American Stock Exchange, and (11) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection and, upon such issuance, occurrence or objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or prevention, including, if necessary, by filing an amendment to the Registration Statement or Canadian Base Prospectus or a new registration statement or Canadian Base Prospectus and using its best efforts to have such amendment or new registration statement or Canadian Base Prospectus declared effective or qualified as soon as practicable.

(b)       To prepare a final term sheet, containing solely a description of final terms of the Securities and the offering thereof, in the form approved by the Underwriter and attached as Schedule III hereto and to file such term sheet pursuant to Rule 433(d) under the Act within the time required by such Rule.

(c)       The Company will prepare and file with the Canadian Qualifying Authorities, promptly after the Execution Time, and in any event no later than 5:00 p.m. (New York City time) on the second Business Day following the date of this Agreement, and in conformity in all material respects with applicable Canadian Securities Laws, the Canadian Final Prospectus.

(d)       The Company will prepare and file with the Commission, promptly after the Execution Time, following the filing of the Canadian Final Prospectus with the Canadian Qualifying Authorities, and in any event no later than 5:00 p.m. (New York City time) on the second Business Day following the date of this Agreement, the U.S. Final Prospectus.

(e)       If, at any time prior to the filing of the U.S. Final Prospectus pursuant to General Instruction II.L of Form F-10, any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or would omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made or the circumstances then prevailing, not misleading, the Company will (1) notify promptly the Underwriter so that any use of the Disclosure Package may cease until it is amended or supplemented; (2) amend or supplement the Disclosure Package to correct such statement or omission; and (3) supply any amendment or supplement to the Underwriter in such quantities as the Underwriter may reasonably request.

(f)        If, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Act or the Canadian Securities Laws), any event occurs as a result of which the Final Prospectuses as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or Canadian Final Prospectus or amend or supplement the Final Prospectuses to comply with the Act, the Exchange Act, Canadian

Securities Laws or the respective rules thereunder, including in connection with use or delivery of the Final Prospectuses, the Company promptly will (1) notify the Underwriter of such event; (2) prepare and file with the Commission, or the Canadian Qualifying Authorities, as applicable, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance; (3) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Final Prospectuses; and (4) supply any supplemented Final Prospectuses to the Underwriter in such quantities as the Underwriter may reasonably request.

(g)       As soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), the Company will make generally available to its security holders and to the Underwriter an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act.

(h)       For each taxable year in which the Company is a “passive foreign investment company” as defined in Section 1297 of the Code, the Company will provide holders of the Securities and Common Shares that are U.S. taxpayers with the required information to enable such holders to make a qualified electing fund election under Section 1295 of the Code and the Treasury Regulations promulgated thereunder, and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement).

(i)        The Company will furnish to the Underwriter and counsel for the Underwriter signed copies of the Registration Statement (including exhibits thereto) and copies of the Form F-X required to be filed with the Commission pursuant to Form F-10, and, so long as delivery of a prospectus by the Underwriter or dealer may be required by the Act or Canadian Securities Laws (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Act or the Canadian Securities Laws), as many copies of each of the Preliminary Prospectuses, Final Prospectuses and each Issuer Free Writing Prospectus and any supplement thereto as the Underwriter may reasonably request.

(j)        The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions, other than the Province of Quebec, as the Underwriter may designate, will maintain such qualifications in effect so long as reasonably required for the distribution of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject or require registration of the Securities or require the Company to file a prospectus in such jurisdiction or subject the Company to ongoing reporting requirements in such jurisdiction.

(k)       For a period of 90 days after the date of the offering of the Securities, the Company will not, without the prior written consent of the Underwriter, offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company) directly or indirectly, including the filing (or participation in the filing) of a registration statement or a prospectus with the Commission or any Canadian Qualifying Authority in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other Common Shares or any securities convertible into, or exercisable, or exchangeable for, Common Shares; or publicly announce an intention to effect any such transaction, provided, however, that the Company may (i) grant options or interests, or issue and sell Common Shares, pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the Execution Time and (ii) issue Common Shares issuable upon the conversion of securities or the exercise of options or warrants outstanding at the Execution Time.

(l)        The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(m)      The Company will reserve and keep available at all times, free of pre-emptive rights, Common Shares for the purpose of enabling the Company to satisfy all obligations to issue the Underlying Securities upon conversion of the Securities.

(n)       Between the date hereof and the Closing Date, the Company will not do or authorize any act or thing that would result in an adjustment of the conversion price of the Securities.

(o)       The Company will use its best efforts to effect and maintain the listing of the Underlying Securities on The American Stock Exchange and The Toronto Stock Exchange.

(p)       The Company agrees to pay all costs and expenses relating to the offering of the Securities as contemplated by this Agreement, the Preliminary Prospectuses and the Final Prospectuses, including, without limitation: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), the Form F-X required to be filed with the Commission pursuant to Form F-10, each U.S. Preliminary Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus and each amendment or supplement to any of them; the preparation, printing or reproduction and filing with the Canadian Qualifying Authorities of the Canadian Preliminary Base Prospectus, the Canadian Base

Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses, any Issuer Free Writing Prospectus, and each amendment or supplement to any of them as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the printing (or reproduction) and delivery of this Agreement, the Indenture, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Securities; (v) the listing of the Underlying Securities on the American Stock Exchange and the Toronto Stock Exchange; (vi) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriter relating to such registration and qualification); (vii) the reasonable fees and disbursements of counsel for the Underwriter in connection with compliance with the rules and regulations of FINRA; (viii) all marketing, transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Securities, including the cost of any marketing consultants engaged by the Company or the Underwriter in connection therewith; (ix) the fees and expenses of the Trustee, the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including U.S., Canadian, local and special counsel) for the Company; and (xii) all other costs and expenses incidental to the performance by the Company of its obligations hereunder. Except as provided in this Section 5(o) and Section 7, the Underwriter shall pay all costs and expenses incidental to the performance by the Underwriter of its obligations hereunder, including the fees and expenses of counsel (including U.S., Canadian, local and special counsel) and any experts or consultants retained by the Underwriter in connection with the offering of the Securities, and the Underwriter’s out-of-pocket expenses in connection with the offering of the Securities.

(q)       The Company agrees that, unless it obtains the prior written consent of the Underwriter, and the Underwriter agrees with the Company that, unless it has obtained or will obtain, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the Act) required to be filed by the Company with the Commission or retained by the Company under Rule 433 under the Act; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule II hereto and any electronic road show. Any such free writing prospectus consented to by the Underwriter or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(r)        The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Disclosure Package and the Prospectuses under “Use of Proceeds”.

(s)       The Company shall provide the Underwriter with a draft of any press release to be issued in connection with the offering of the Securities, and will provide the Underwriter and its counsel sufficient time to comment thereon and will accept all reasonable comments of the Underwriter and its counsel on such press releases.

6.         Conditions to the Obligations of the Underwriter. The obligations of the Underwriter to purchase the Underwritten Securities and the Option Securities, as the case may be, shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time, the Closing Date and any settlement date pursuant to Section 3 hereof, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)       The Canadian Final Prospectus shall have been filed with the Canadian Qualifying Authorities within the applicable time period prescribed by and in accordance with the Canadian Shelf Procedures, all other steps or proceedings shall have been taken that may be necessary in order to qualify the Securities for distribution to the public in each of the Qualifying Provinces; and no order suspending the distribution of the Securities has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose shall have been instituted or threatened.

(b)       The U.S. Final Prospectus, or any supplement thereto will be filed in the manner and within the time period thereby required by General Instruction II.L. of Form F-10; the final term sheet contemplated by Section 5(b) hereto and any other material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433 under the Act; and no stop order suspending the effectiveness of the Registration Statement or any notice that would prevent its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

(c)       The Company shall have requested and caused Dorsey & Whitney LLP, United States counsel for the Company, to have furnished to the Underwriter their opinion, dated the Closing Date and addressed to the Underwriter, to the effect that:

(i)        each of Alaska Gold Company, NovaGold Resources Alaska, Inc. and Donlin Creek LLC (each a “U.S. Subsidiary” and collectively the “U.S. Subsidiaries”) has been duly incorporated or formed, as applicable, and is validly existing as a corporation or limited liability company in good standing under the laws of the jurisdiction in which it is chartered or organized, with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Disclosure Package and the U.S. Final Prospectus, and is duly qualified to do business as a foreign corporation or limited liability company and is in good standing under the laws of each jurisdiction which requires such qualification;

(ii)       all the outstanding shares of capital stock of each of U.S. Subsidiary (other than Donlin Creek LLC) have been duly authorized and validly issued and are fully paid and nonassessable, and NovaGold (Bermuda) Alaska Limited is the sole registered holder of the capital stock of each U.S. Subsidiary (other than Donlin Creek LLC) and, to the knowledge of such counsel, such capital stock is held by NovaGold (Bermuda) Alaska Limited free and clear of any security interest, claim, lien or encumbrance;

(iii)      the membership interests of Donlin Creek LLC have been duly authorized and validly issued, and NovaGold Resources Alaska Inc. is the registered holder of 50% of the membership interests in Donlin Creek LLC and, to the knowledge of such counsel, such membership interests are held by NovaGold Resources Alaska Inc. free and clear of any security interest, claim, lien or encumbrance other than a security interest in favour of Barrick Gold, US Inc.;

(iv)      the Underlying Securities are duly listed, and admitted and authorized for trading, subject to official notice of issuance, on the American Stock Exchange;

(v)       to the knowledge of such counsel, there is no franchise, contract or other document of a character required to be filed as an exhibit to the Registration Statement which is not filed as required;

(vi)      the statements included or incorporated by reference in the Preliminary Prospectuses and Final Prospectuses under the headings “Certain Income Tax Considerations for U.S. Holders - United States Federal Income Tax Considerations” and “Risk Factors – We believe we are a “passive foreign investment company”...” insofar as such statements summarize legal matters discussed therein, are accurate and fair summaries of such legal matters in all material respects;

(vii)     the statements included or incorporated by reference in the Preliminary Prospectuses and Final Prospectuses under the headings “Description of Debt Securities” and “Description of Notes”, insofar as such statements purport to summarize certain provisions of the Securities and the Indenture, provide a fair summary of such provisions;

(viii)    the Registration Statement has become effective under the Act, the Indenture has been qualified under the Trust Indenture Act and the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement; the filing of the U.S. Preliminary Prospectus, the U.S. Final Prospectus and any supplements thereto, has been made in the manner and within the time periods required by Form F-10 and the applicable rules and regulations of the Commission; to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement or any notice that would prevent its use has been issued, no proceedings for that purpose have been instituted or threatened, and the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Final Prospectus (other than the financial statements and other financial and statistical information contained therein as to which such counsel need express no opinion) and the Form F-X comply as to form in all material respects with the applicable requirements of the Act and the Trust Indenture Act and the respective rules thereunder;

(ix)      the Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Disclosure Package and the U.S. Final Prospectus, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended;

(x)       assuming the due authorization, execution and delivery of this Agreement under the laws of the Provinces of British Columbia and Nova Scotia and the federal laws of Canada applicable therein, this Agreement (to the extent that execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company;

(xi)      assuming the due authorization, execution and delivery of the Indenture under the laws of the Provinces of British Columbia and Nova Scotia and the federal laws of Canada applicable therein, the Indenture has been duly executed and delivered by the Company to the extent such execution and delivery are governed by the laws of the State of New York and, assuming due execution and delivery thereof by the Trustee, constitutes a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms (subject to customary exceptions) and the Securities will be convertible into the Underlying Securities in accordance with their terms; and the Indenture conforms in all material respects with the requirements of the Trust Indenture Act and the rules and regulations of the Commission applicable to an indenture that is qualified thereunder;

(xii)     assuming the due authorization, execution and delivery of the Securities under the laws of the Provinces of British Columbia and Nova Scotia and the federal laws of Canada applicable therein, the Securities have been duly executed and delivered by the Company to the extent such execution and delivery are governed by the laws of the State of New York and, when duly authenticated as provided in the Indenture and paid for as provided in this Agreement, will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms (subject to customary exceptions) and will be entitled to the benefits of the Indenture;

(xiii)    under the laws of the State of New York relating to submission of personal jurisdiction, the Company has, pursuant to Section 16 of this Agreement and pursuant to Section 113 of the Indenture, validly (i) submitted to the non-exclusive jurisdiction of any federal or state court in the City, County and State of New York, in any action based on or under this Agreement and the Indenture, and (ii) appointed CT Corporation as its authorized agent for the purposes described in Section 16 of this Agreement and pursuant to Section 113 of the Indenture;

(xiv)    no consent, approval, authorization, filing with or order of any U.S. court or governmental agency or body is required in connection with the transactions contemplated by this Agreement or the Indenture, except such as have been obtained under the Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriter in the manner contemplated in this Agreement, in the U.S. Preliminary Prospectus and the U.S. Final Prospectus and such other approvals (specified in such opinion) as have been obtained;

(xv)     neither the execution and delivery of the Indenture, the issue and sale of the Securities, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof (including the issuance of the Underlying Securities upon conversion of the Securities) will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or its subsidiaries pursuant to any U.S. statute, law, rule, regulation, judgment, order or decree applicable to the Company or its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or its subsidiaries or any of its or their properties; and

(xvi)    to the knowledge of such counsel, no holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the States of New York and Alaska or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriter and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. In addition to rendering the opinions set forth above, such counsel shall also include a statement to the effect that such counsel has participated in the preparation of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and in conferences with officers and other representatives of the Company, Canadian counsel for the Company, representatives of the independent accountants for the Company, counsel for the Underwriter and representatives of the Underwriter at which the contents of the Registration Statement, the Disclosure Package and U.S. Final Prospectus and related matters were discussed and although such counsel has not independently verified, and (except as to those matters and to the extent set forth in the opinions referred to in subsection (vi) of this Section 6(c)) is not passing upon and does not assume any responsibility for, the factual accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, on the basis of such participation, no facts have come to such counsel’s attention which have caused such counsel to believe that (i) on the Effective Date, the Registration Statement contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the documents specified in a schedule to such counsel’s letter, consisting of those included in the Disclosure Package as of the Execution Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) as of the date of the U.S. Final Prospectus and as of the Closing Date, the U.S. Final Prospectus included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial and statistical information, and the information derived from the reports of or attributed to persons named in the U.S. Preliminary Prospectus and the U.S. Final Prospectus under the heading “Interest of Experts”, included or incorporated by reference therein, as to which such counsel need express no belief).

References to the U.S. Final Prospectus in this paragraph (c) shall also include any supplements thereto at the Closing Date.

(d)       The Company shall have requested and caused Blake, Cassels & Graydon LLP, Canadian counsel for the Company, to have furnished to the Underwriter their opinion, dated the Closing Date and addressed to the Underwriter, to the effect that:

(i)        each of the Company, NovaGold Canada Inc., Galore Creek Mining Corporation, Galore Creek Partnership and NovaGreenPower Inc. (together with NovaGold Canada Inc., the “Canadian Subsidiaries”) has been duly incorporated or formed, as the case may be, and is validly existing as a corporation or partnership, as the case may be, in good standing with respect to the filing of returns under the laws of the jurisdiction in which it is chartered or organized, with all necessary corporate (where applicable) power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Preliminary Prospectuses and the Final Prospectuses, and is duly qualified to do business as a foreign corporation or partnership, as the case may be, and is in good standing under the laws of each jurisdiction which requires such qualification;

(ii)       Other than Galore Creek Mining Corporation and Galore Creek Partnership, all the outstanding shares of capital stock of the Canadian Subsidiaries as reflected in the securities register of the Canadian Subsidiaries are registered in the name of the Company, or, in the case of certain preferred shares of NovaGold Canada Inc., in the name of Coast Mountain Hydro Corp. All the outstanding shares of capital stock of Coast Mountain Hydro Corp. as reflected in the securities register of such company are registered in the name of NovaGreenPower Inc. All the outstanding shares of capital stock of NovaGreenPower Inc. as reflected in the securities register of such company are registered in the name of the Company. All of the outstanding shares of capital stock of Galore Creek Mining Corporation as reflected in the securities register of Galore Creek Mining Corporation are registered in the name of Galore Creek Partnership. NovaGold Canada Inc. is shown as the holder of a fifty percent partnership interest in Galore Creek Partnership as reflected in the partnership register of Galore Creek Partnership;

(iii)      the Company’s authorized equity capitalization is as set forth in the Preliminary Prospectuses and the Final Prospectuses; the share capital of the Company conforms in all material respects to the description thereof contained in the Preliminary Prospectuses and the Final Prospectuses; the Securities have been duly and validly authorized and allotted, and, when issued and delivered to and paid for by the Underwriter pursuant to this Agreement, will be fully paid and nonassessable; the Underlying Securities have been conditionally approved for listing on the Toronto Stock Exchange; the Underlying Securities reserved for issuance upon conversion of the Securities have been duly authorized and reserved and, when issued upon conversion of the Securities in accordance with the terms of the Securities, will be validly issued, fully paid and non-assessable common shares of the Company and the issuance of the Underlying Securities will not be subject to any preemptive or similar rights under the Company’s memorandum of association and articles of association or under the Companies Act (Nova Scotia); the Board of Directors of the Company has duly and validly adopted resolutions reserving such Underlying Securities for issuance upon conversion of the Securities; the certificates for the Underlying Securities comply with all applicable statutory requirements, with any applicable requirements of the memorandum of association and articles of association of the Company, with the provisions of the Companies Act (Nova Scotia) relating thereto and the requirements of the Toronto Stock Exchange; the holders of outstanding share capital of the Company are not entitled to preemptive or other rights to subscribe for the Securities or the Underlying Securities under the constating documents of the Company or the Material Agreements;

(iv)      to the knowledge of such counsel, there is no pending or threatened action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property, except as disclosed in the Preliminary Prospectuses and the Final Prospectuses;

(v)       the statements included in the Preliminary Prospectuses and the Final Prospectuses under the headings “ Certain Income Tax Considerations for

U.S. Holders - Canadian Income Tax Considerations” and “Description of Share Capital”, and in the Canadian Preliminary Prospectus and the Canadian Final Prospectus under “Eligibility for Investment” and “Statutory Rights of Withdrawal and Rescission”, and in the Registration Statement under “Part II - Indemnification” insofar as such statements summarize legal matters or documents discussed therein, are accurate and fair summaries of such legal matters or documents in all material respects;

(vi)       a MRRS Decision Document has been obtained in respect of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus from the Reviewing Authority and all necessary documents have been filed, all necessary proceedings have been taken and all necessary consents, approvals, and authorizations have been obtained under Canadian Securities Laws to permit the Securities to be offered, sold and delivered, as contemplated by this Agreement in the Qualifying Provinces; to the knowledge of such counsel, no order suspending the distribution of the Securities or the Underlying Securities has been issued, no proceedings for that purpose have been instituted or threatened by any of the Canadian Qualifying Authorities;

(vii)      The issuance of the Underlying Securities upon the conversion of the Securities will be exempt from the registration and prospectus requirements of the Canadian Securities Laws.

(viii)     No other documents will be required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations of regulatory authorities required to be obtained under Canadian Securities Laws in connection with the first trade of the Underlying Securities issued upon conversion of the Securities made through a registrant registered under the applicable Canadian Securities Laws who has complied with such applicable laws, provided that:

(a)    at the time of such first trade, the Company is a reporting isssuer; and

(b)   such trade is not a “control distribution” (as such term is defined in National Instrument 45-102);

(ix)     this Agreement has been duly authorized, executed and delivered by the Company;

(x)     the Indenture has been duly authorized, executed and delivered by the Company;

(xi)   the Securities have been duly authorized, executed and delivered by the Company and, when duly authenticated as provided in the Indenture and paid for as provided in this Agreement, will be duly and validly issued and outstanding;

(xii)    neither the execution and delivery of this Agreement, the Securities and the Indenture, the fulfillment of the terms hereof and thereof by the Company and the issuance, sale and delivery of the Securities (and the Underlying Securities issuable upon conversion of the Securities) to be issued and sold by the Company nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or its subsidiaries pursuant to, (i) the constating documents of the Company or its subsidiaries, (ii) the terms of any Material Agreement, or (iii) any Canadian statute, law, rule, regulation, judgment, order or decree applicable to the Company or its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or its subsidiaries or any of its or their properties;

(xiii)     no governmental authorization under the federal laws of Canada is required to effect payments of principal, premium, if any, and interest on the Securities;

(xiv)    the appointment of the Bank of New York as trustee under the Indenture has been duly authorized by the Company;

(xv)     to the knowledge of such counsel, no holders of securities of the Company have rights to the qualification of such securities under the Canadian Final Prospectus;

(xvi)    the Company is a “reporting issuer” under the securities legislation of the Qualifying Provinces and is not on the list of defaulting issuers maintained thereunder;

(xvii)    a court of competent jurisdiction in the Province of British Columbia (a “B.C. Court”) would give effect to the choice of the law of the State of New York (“New York law”) as the governing law of contract claims under this Agreement and the Indenture, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term as is understood under the laws of the Province of British Columbia and the laws of Canada applicable therein (“Public Policy”). Such counsel has no reason to believe that the choice of New York law to govern this Agreement (except as to provisions in this Agreement providing for indemnity or contribution, as to which such counsel need express no opinion) and the Indenture is not bona fide or would be contrary to Public Policy;

(xviii)     in an action on a final and conclusive judgment in personam of any federal or state court in the State of New York (a “New York Court”) that is not impeachable as void or voidable under New York law, a B.C. Court would give effect to the appointment by the Company of CT Corporation as its agent to receive service of process in the United States of America under this Agreement and the Indenture and to the provisions in this Agreement and the Indenture whereby the Company submits to the non-exclusive jurisdiction of a New York Court;

(xix)     if this Agreement or the Indenture is sought to be enforced in the Province of British Columbia in accordance with the laws applicable thereto as chosen by the parties, namely New York law, a B.C. Court would, subject to paragraph (xvii) above, recognize the choice of New York law and, upon appropriate evidence as to such law being adduced, apply such law with respect to those matters which under the laws of the Province of British Columbia are to be determined by the proper law of this Agreement and the Indenture (and in particular, but without limitation, not with respect to matters of procedure), provided that none of the provisions of this Agreement or the Indenture, or of applicable New York law, is contrary to Public Policy and that those laws are not foreign revenue, expropriatory or penal laws; provided, however, that, in matters of procedure, the laws of the Province of British Columbia will be applied, and a B.C. Court will retain discretion to decline to hear such action if it is contrary to Public Policy for it to do so, or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere and a B.C. Court may not enforce an obligation enforceable under New York law where performance of the obligation would be illegal by the law of the place of performance;

(xx)     the laws of the Province of British Columbia and the laws of Canada applicable therein permit an action to be brought in a B.C. Court on a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of this Agreement and the Indenture that is not impeachable as void or voidable under New York law for a sum certain if: (A) the court rendering such judgment had jurisdiction, as determined under British Columbia Law, over the judgment debtor and the subject matter of the action; (B) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with Public Policy or contrary to any order made by the Attorney-General of Canada under the Foreign Extraterritorial Measures Act (Canada) or the Competition Tribunal under the Competition Act (Canada); (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (D) the action to enforce such judgment is commenced in compliance with the Limitations Act (British Columbia); (E) in the case of a judgment obtained by default, there has been no manifest error in the granting of such judgment; and (F) no new admissible evidence, right or defence relevant to the action is discovered prior to the rendering of judgment by a B.C. Court. Under the Currency Act (Canada), a B.C. Court may only give judgment in Canadian dollars; and

(xxi)     no stamp or other issuance or transfer taxes or duties or withholding taxes are payable by or on behalf of the Underwriter to the Government of Canada or the Government of British Columbia or any political subdivision thereof or any authority or agency thereof or therein having power to tax in connection with (A) the issue, sale and delivery of the Securities by the Company to or for the respective accounts of the Underwriter or (B) the sale and delivery outside Canada by the Underwriter of the Securities in the manner contemplated in this Agreement.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the Province of British Columbia or the Federal laws of Canada, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriter and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. In addition to rendering the opinions set forth above, such counsel shall also include a statement to the effect that such counsel has participated in the preparation of the Disclosure Package (except that the reference to “U.S. Preliminary Prospectus” in the definition of “Disclosure Package” herein shall be replaced with “Canadian Preliminary Prospectus” for the purpose of such counsel’s opinion), and the Canadian Final Prospectus and in conferences with officers and other representatives of the Company, U.S. counsel for the Company, representatives of the independent accountants for the Company, counsel for the Underwriter and representatives of the Underwriter at which the contents of the Disclosure Package and Canadian Final Prospectus and related matters were discussed and although such counsel has not independently verified, and (except as to those matters and to the extent set forth in the opinions referred to in subsections (v) of this Section 6(d)) is not passing upon and does not assume any responsibility for, the factual accuracy, completeness or fairness of the statements contained in the Disclosure Package and Canadian Final Prospectus, on the basis of such participation, no facts have come to such counsel’s attention which have caused such counsel to believe that (i) the documents specified in a schedule to such counsel’s letter, consisting of those included in the Disclosure Package as of the Execution Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (ii) as of the date of the Canadian Final Prospectus and as of the Closing Date, the Canadian Final Prospectus included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial and statistical information, and the information derived from the reports of or attributed to persons named in the Canadian Preliminary Prospectus and the Canadian Final Prospectus under the heading “Interest of Experts”, included or incorporated by reference therein, as to which such counsel need express no belief).

References to the Final Prospectuses in this paragraph (d) shall also include any supplements thereto at the Closing Date.

(e)    The Underwriter shall have received at the Closing Date an opinion of local Bermuda counsel with respect to NovaGold Resources (Bermuda) Limited and NovaGold (Bermuda) Alaska Limited (together, the “Bermuda Subsidiaries”), stating in effect that each Bermuda Subsidiary has been duly incorporated and is validly existing as a corporation in good standing under the laws of Bermuda; all of the issued and outstanding capital stock of each Bermuda Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, is owned by the Company, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; and, to the knowledge of such counsel, the capital stock of the U.S. Subsidiaries owned by NovaGold (Bermuda) Alaska Limited are held free and clear of any security interest, claim, lien or encumbrance.

(f)     The Underwriter shall have received from J. P. Tangen, Attorney at Law (P.C.), such title opinions, dated the Closing Date and addressed to the Underwriter, with respect to the ownership of the Mining Claims in respect of the Donlin, Nome and Ambler properties, and from Blake, Cassels & Graydon LLP with respect to the ownership of the Galore Creek property, as the Underwriter may accept, acting reasonably.

(g)    The Underwriter shall have received from McCarthy Tétrault LLP, Canadian counsel for the Underwriter, such opinion or opinions, dated the Closing Date and addressed to the Underwriter, with respect to the issuance and sale of the Securities, the Indenture, the Disclosure Package (except that the reference to “U.S. Preliminary Prospectus” in the definition of “Disclosure Package” herein shall be replaced with “Canadian Preliminary Prospectus” for the purpose of such counsel’s opinion), the Canadian Final Prospectus (together with any supplement thereto) and other related matters as the Underwriter may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(h)    The Underwriter shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriter, such opinion or opinions, dated the Closing Date and addressed to the Underwriter, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Underwriter may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(i)     The Company shall have furnished to the Underwriter a certificate of the Company, signed by the Chairman of the Board or the President and the Chief Financial Officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Preliminary Final Prospectuses, the Disclosure Package, the Final Prospectuses and any supplements or amendments thereto, as well as each electronic road show used in connection with the offering of the Securities, and this Agreement and that:

(i)     the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)    no stop order suspending the effectiveness of the Registration Statement or any notice that would prevent its use has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened;

(iii)   no order suspending the distribution of the Securities or the Underlying Securities has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened; and

(iv)   since the date of the most recent financial statements included or incorporated by reference in the Final Prospectuses (exclusive of any supplement thereto), there has been no material adverse change in the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(j)     The Company shall have requested and caused PricewaterhouseCoopers LLP to have furnished to the Underwriter, at the Execution Time and at the Closing Date, comfort letters (which may refer to letters previously delivered to the Underwriter), dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Underwriter. Such comfort letters should be in addition to any other comfort letters or consents required to be filed with the Canadian Qualifying Authorities.

(k)   Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and in the Final Prospectuses (exclusive of any supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (i) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Underwriter, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof), the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(l)     Prior to the Closing Date, the Company shall have furnished to the Underwriter satisfactory evidence of its due and valid authorization of CT Corporation

System as its agent to receive service of process in the United States pursuant to Section 16 hereof, and satisfactory evidence from CT Corporation accepting its appointment as such agent.

(m)  The Underlying Securities shall have been listed and admitted and authorized for trading on the American Stock Exchange and shall have been conditionally approved for listing on the Toronto Stock Exchange, and satisfactory evidence of such actions shall have been provided to the Underwriter.

(n)    At the Execution Time, the Company shall have furnished to the Underwriter a letter substantially in the form of Exhibit A hereto from each person set forth on Schedule IV hereto addressed to the Underwriter.

(o)   Prior to the Closing Date, the Company shall have furnished to the Underwriter such further information, certificates and documents as the Underwriter may reasonably request.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Underwriter and counsel for the Underwriter, this Agreement and all obligations of the Underwriter hereunder may be canceled at, or at any time prior to, the Closing Date by the Underwriter. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered at the office of Blake, Cassels & Graydon LLP, Canadian counsel for the Company, at Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, BC, V7X 1L3, on the Closing Date.

7.     Reimbursement of Underwriter’s Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriter set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 9 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by the Underwriter, the Company will reimburse the Underwriter on demand for all out of pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by the Underwriter in connection with the proposed purchase and sale of the Securities.

8.     Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless the Underwriter, the directors, officers, employees and agents of the Underwriter and each person who controls the Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act, the Canadian Securities Laws or other Federal, state or provincial statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in the Base Prospectuses, the Preliminary Prospectuses, the Final Prospectuses, any Issuer Free Writing Prospectus, any electronic road show, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriter specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b)   The Underwriter agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement or the Canadian Final Prospectus, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to the Underwriter, but only with reference to written information relating to the Underwriter furnished to the Company by or on behalf of the Underwriter specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which the Underwriter may otherwise have. The Company acknowledges that the statements set forth in the last paragraph of the cover page regarding delivery of the Securities and, under the heading “Underwriting”, (i) the name of the Underwriter and its participation in the sale of the Securities, (ii) the sentences related to concessions and reallowances and (iii) the paragraphs related to stabilization, syndicate covering transactions and penalty bids in the Preliminary Prospectuses and the Final Prospectuses constitute the only information furnished in writing by or on behalf of the Underwriter for inclusion in the Preliminary Prospectuses or the Final Prospectuses.

(c)    Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party acting reasonably. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d)   In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriter severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively “Losses”) to which the Company and the Underwriter may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriter on the other from the offering of the Securities; provided, however, that in no case shall the Underwriter be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by the Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriter severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriter on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriter shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Final Prospectuses. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriter on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriter agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls the Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of the Underwriter shall have the same rights to contribution as the Underwriter, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9.     Termination. This Agreement may be terminated in the absolute discretion of the Underwriter, by notice to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date or, in the case of the Option Securities, prior to the settlement date (i) trading generally shall have been suspended or materially limited on or by any of the New York Stock Exchange, the American Stock Exchange, the Toronto Stock Exchange, the Nasdaq Global Market, the Chicago Board Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by U.S. or Canadian federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Underwriter, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the Closing Date or the settlement date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Disclosure Package and the Final Prospectuses.

10.   Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriter set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

11.   Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Underwriter, will be mailed, delivered or telefaxed to J.P. Morgan Securities Inc., 277 Park Avenue, New York, New York 10172 (fax: (212) 622-8358); Attention: Equity Syndicate Desk; or, if sent to the Company, will be mailed, delivered or telefaxed to (604) 669-

6272 and confirmed to it at 200 Granville Street, Suite 2300, Vancouver, British Columbia, Canada V6C 1S4, attention of R.J. (Don) MacDonald.

12.   Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

13.   No fiduciary duty. The Company hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriter and any affiliate through which it may be acting, on the other, (b) the Underwriter is acting as principal and not as an agent or fiduciary of the Company and (c) the Company’s engagement of the Underwriter in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether the Underwriter has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that the Underwriter has rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

14.   Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriter, or any of them, with respect to the subject matter hereof.

15.   Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

16.   Agent for Service; Submission to Jurisdiction; Waiver of Immunities. By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any federal or state court in the State of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company (mailed or delivered to its Chief Financial Officer at its principal office in Vancouver, Canada), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Securities shall be outstanding.

17.   Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “Judgment Currency”) other than United States dollars, the Company will indemnify the Underwriter against any loss incurred by the Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which the Underwriter is able to purchase United States dollars with the amount of judgment currency actually received by the Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

18.   WAIVER OF TRIAL BY JURY. IN ANY ACTION OR PROCEEDING ARISING HEREFROM, THE PARTIES HERETO CONSENT TO TRIAL WITHOUT A JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO AGAINST THE OTHER OR THEIR SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF ACTION OR PROCEEDING.

19.   Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

20.   Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

21.   Definitions. The terms which follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Vancouver, British Columbia.

“Canadian Qualifying Authorities” has the meaning set forth in Section 1(a) hereof.

“Canadian Base Prospectus” has the meaning set forth in Section 1(a) hereof.

“Canadian Preliminary Prospectus” has the meaning set forth in Section 1(a) hereof.

“Canadian Final Prospectus” has the meaning set forth in Section 1(a) hereof.

“Canadian Securities Laws” has the meaning set forth in Section 1(a) hereof.

“Canadian Shelf Procedures” has the meaning set forth in Section 1(a) hereof.

“Closing Date” has the meaning set forth in Section 3 hereof.

“Commission” shall mean the Securities and Exchange Commission.

“Disclosure Package” shall mean (i) the U.S. Base Prospectus, (ii) the U.S. Preliminary Prospectus used most recently prior to the Execution Time, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule II hereto (which shall be deemed included in the Disclosure Package at the Execution Time), and (iv) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement and any post-effective amendment or amendments became or become effective or any prospectus supplement is filed pursuant to General Instruction II.L of Form F-10.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Final Prospectuses” means collectively, the U.S. Final Prospectus and the Canadian Final Prospectus.

“FINRA” shall mean the Financial Industry Regulatory Authority Inc.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405 under the Act.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433 under the Act.

“Material Adverse Effect” shall have the meaning set forth in Section 1(w) hereof.

“Material Agreements” means, collectively: the exploration and lode mining lease, effective May 1, 1995, between Calista Corporation and Placer Dome U.S. Inc.; the surface use agreement, effective June 5, 1995, between The Kuskokwim Corporation and Placer Dome U.S. Inc.; the Limited Liability Company Agreement of Donlin Creek LLC effective as of December 1, 2007 among Donlin Creek LLC, NovaGold Resources Alaska Inc. and Barrick Gold U.S. Inc.; the exploration and option agreement, dated March 13, 2002, between Golden Glacier, Inc. and NovaGold Resources Alaska, Inc. and the underlying mining leases between Bering Straits Native Corporation and Golden Glacier, Inc. referenced therein; the Copper Canyon option agreement, effective October 1, 2003, between Eagle Plains Resources Inc. and SpectrumGold Inc. (now NovaGold Canada Inc.); the Galore Creek Partnership Agreement dated August 1, 2007, as amended by letter agreement dated November 25, 2007, among NovaGold Canada Inc., Teck Cominco Metals Ltd., Galore Creek Mining Corporation, NovaGold Resources Inc. and Teck Cominco Limited; the Contribution Agreement, dated August 1, 2007, among Novagold Canada Inc., Galore Creek Partnership, Teck Cominco Metals Ltd., Novagold Resources Inc. and Teck Cominco Limited; the exploration and option to earn LLC membership interest, dated March 22, 2004, as amended, among Alaska Gold Company, Kennecott Exploration Company and Kennecott Arctic Company; the Participation Agreement dated February 10, 2006 between NovaGold Canada Inc. and the Tahltan Central Council on behalf of the Tahltan Nation; Credit Agreement dated January 31, 2008 between NovaGold Resources Inc. and Bank of Nova Scotia; Share Purchase Warrant Indenture, dated July 7, 2005, between the Company and Computershare Trust Company of Canada; Northwest Transmission Line Master Project Agreement, dated September 26, 2007, among British Columbia Transmission Corporation, British Columbia Hydro and Power Authority, Galore Creek Partnership and Coast Mountain Hydro Corp.; and such other agreements as may be identified on or before two Business Days prior to the Closing Date by: (i) the Company to the Underwriter as being a material agreement; and (ii) the Underwriter, acting reasonably, to the Company.

“Material Subsidiaries” means Alaska Gold Company, NovaGold Resources Alaska, Inc., NovaGold Canada Inc., NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, NovaGreenPower Inc. (including its wholly owned subsidiaries), Galore Creek Mining Corporation, Galore Creek Partnership and Donlin Creek LLC.

“MRRS Decision Document” shall have the meaning set forth in Section 1(a) hereof.

“Option Securities” has the meaning set forth in the preamble hereof.

“Preliminary Prospectuses” means collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus.

“Qualifying Provinces” has the meaning set forth in Section 1(a) hereof.

“Registration Statement” shall mean the registration statement referred to in paragraph 1(e) above, including exhibits and financial statements, as amended at the Execution Time (or, if not effective at the Execution Time in the form in which it shall become effective) and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended, as the case may be.

“Reviewing Authority” has the meaning set forth in Section 1(a) hereof.

“Securities” has the meaning set forth in the preamble hereof.

“settlement date” has the meaning set forth in Section 1(f) hereof.

“Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder.

“U.S. Base Prospectus” has the meaning set forth in Section 1(e) hereof.

“U.S. Preliminary Prospectus” has the meaning set forth in Section 1(e) hereof.

“U.S. Final Prospectus” has the meaning set forth in Section 1(e) hereof.

“Underwriter” has the meaning set forth in the preamble hereof.

“Underwritten Securities” has the meaning set forth in the preamble hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement between the Company and the Underwriter.

Very truly yours,
NovaGold Resources Inc.
By:	/s/ Rick Van Nieuwenhuyse
Name: Rick Van Nieuwenhuyse
Title: President & Chief Executive Officer

The foregoing Agreement is hereby confirmed and accepted as of the date first written above.

J. P. MORGAN SECURITIES INC.

By:	/s/ Keith D. Phillips

Name: Keith D. Phillips

Title: Managing Director

SCHEDULE I

Underwriter	Principal Amount
J. P. Morgan Securities Inc	US$95,000,000

SCHEDULE II

Schedule of Free Writing Prospectuses included in the Disclosure Package

1.     Term sheet containing the terms of the Securities, substantially in the form of Schedule III.

SCHEDULE III

Pricing Term Sheet

SCHEDULE IV

Lock-up Letters

Douglas Brown

Carl Gagnier

Michael H. Halvorson

Peter Harris

Gregory S. Johnson

Robert J. (Don) MacDonald

Gerald J. McConnell

Cole McFarland

Clynton R. Nauman

Douglas Nicholson

James Philip

Joseph R. Piekenbrock

Elaine M. Sanders

Rick Van Nieuwenhuyse

Patrick Downey

Kalidas Madhavpeddi

Susan Mathieu

Sacha Iley

[Form of Lock-Up Agreement]	EXHIBIT A

NovaGold Resources Inc.

Public Offering of Securities

March	, 2008

J.P. Morgan Securities Inc.

277 Park Avenue

New York, New York 10172

Ladies and Gentlemen:

This letter is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”), between NovaGold Resources Inc., a Nova Scotia corporation (the “Company”), and J.P. Morgan Securities Inc. (the “Underwriter”), relating to an underwritten public offering of convertible notes (the “Convertible Notes”) of the Company. The Convertible Notes will be convertible into common shares, no par value (the “Common Shares”), of the Company

In order to induce you to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of the Underwriter, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any share capital of the Company or any securities convertible into or exercisable or exchangeable for such share capital, or publicly announce an intention to effect any such transaction, for a period of 90 days after the date of the Underwriting Agreement (the “Restricted Period”), other than Common Shares disposed of as bona fide gifts approved by the Underwriter.

[For Rick Van Nieuwenhuyse and Gregory S. Johnson only] [Notwithstanding the foregoing, the undersigned will be permitted, without the consent of the Underwriter, to offer, sell or contract to sell during the last 60 days of the Restricted Period up to 10% of the undersigned’s holdings of Common Shares as at the date of the Underwriting Agreement, unless otherwise precluded from doing so by law.]

If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.

Yours very truly,

__________________________________

Signature

__________________________________

Printed Name